

June 30, 2010

Mr. Brent Millward
President, Secretary, Treasurer and Director
Mokita, Inc.
11420 – 142 Street NW
Edmonton, AB, T5M-1V1

> **Re:** **Mokita, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-167275**

Dear Mr. Millward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed June 3, 2010
Risk Factors, page 4

1. Several of your risk factors make statements that you "cannot assure" that a given event might happen. Revise your risk factors to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

2. Please add a separate Risk Factor that relates to the fact that only one person serves as both your sole director and sole executive officer and that he has no experience as a provider of credit card services. In addition please correct all plural references to "officers" and "directors" so that the reader is aware that you only have one officer and one director and that Mr. Millward serves in both capacities.

3. The staff notes the disclosure which states that the company will provide payment to the selected service provider on behalf of the customer and charge the customer's credit card account the amount paid to the service provider plus a service charge for completing the transaction. In addition, under number 9 – The Company's Ability To Expand Its Operations Will Depend Upon the Company's Ability To Raise Significant Additional Financing As Well As To Generate Income of the risk factor section you state that in order to meet the registrant's capital needs you expect to rely on potentially third-party financing. Please expand the filing to clearly address how the registrant expects to obtain funds to pay the selected service provider on behalf of the customer prior to reimbursement by the customer and when such funds will be needed. In this regard, consider expanded disclosure under Item 4. Use of Proceeds, Item 11. MD&A - Capital and Liquidity and Long-Term Debt and in Note 7 – Going Concern to the financial statements, as applicable.

Risk Factor 19, page 8

4. Please describe here the other reasons why your stock is considered a penny stock and that quoting your stock on the OTCBB will not necessarily remove the penny stock restrictions on your common stock.

Use of Proceeds, page 9

5. Please amend your registration statement to explain how you are able to not pay any offering expenses from the proceeds of the offering when the offering expenses are listed as $22,000 in Item 13 and your total assets as of February 28, 2010 were $12,500.

Information with Respect to the Registrant, page 13

6. Please provide a thorough discussion of all of the events, including those "outside the Company's control" that lead you to change your business focus from mineral exploration to a provider of credit card services. In addition provide a thorough discussion of the fees and service charges that you intend to charge. You should go into greater detail here on these subjects than you do in your summary section.

7. Please clarify the apparent discrepancy between your last sentence in the "Description of Business" section on page 14 regarding the lack of onerous reporting or compliance standards with Risk Factor Four on page 5 that highlight your risks relating to government laws and regulations.

8. Please provide additional discussion of your distribution methods. For example, discuss the number of colleges, schools and universities in Alberta that do not allow credit card payments and the number of students that are enrolled in those institutions, whether there are any current competitors for these services in Alberta, and your market plan to compete for the business. Refer to Item 101(h)(i) and (iv) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 15

9.   Please correct your reference to NASD to refer to the Financial Industry Regulatory Authority.

Report of Independent Registered Public Accounting Firm, page 18
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

10.   Please revise the audit report and provide a new consent to reflect the audited period for the statement of operations, changes in stockholders' equity and cash flows from April 21, 2009 (inception) to February 28, 2010 consistent with the financial statements presented. In addition, the consent should be titled as Exhibit 23.1 consistent with Item 16. Exhibits and Financial Schedules appearing on page 58.

Directors, Executive Officers, Promoters and Control Persons, page 54

11.   Please describe Mr. Millward's current positions and offices that take up the other 25% of his working day and described what functions he will perform for the company. Please describe any potential conflicts of interest that Mr. Millward may have between his other professional positions and offices with Mokita's business operations.

12.   Please revise to include the information required by Item 401 (e) of Regulation S-K including the positions Mr. Millward has held and the companies that employed him during the last five years.

13.   Please supplementally advise the staff whether Mr. Millward has been a party to or engaged in any of the events or activities described in Item 401 (f) and (g) of Regulation S-K.

Executive Compensation, page 55

14.   Please revise to disclose the compensation arrangements of Mr. Millward going forward and whether or not there is any employment agreement.

Exhibits and Financial Statements, page 58

15.   Please file the Subscription Agreement you referenced on page 12 as an exhibit to your Registration Statement.

Note 2 – Summary of Significant Accounting Policies
Development Stage Company, page 23

16.   Please revise the note to refer to ASC 915-10-20 "Development Stage Entity."

Start-up Costs, page 23

17.   Please revise the note to refer to ASC 720-15-25, "Start-up Costs – Recognition".

Note 3 – Provision for Income Taxes, page 26

18.   Please revise the note to refer to ASC 740-10-25, Income Taxes – Recognition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney